ARCELORMITTAL 6-K

Exhibit 99.1

press release

ArcelorMittal completes sale of several European steelmaking assets to Liberty House Group

1 July 2019, 08:00 CET

ArcelorMittal (‘the Company’) announces that yesterday it completed the sale to Liberty House Group (‘Liberty’) of several steelmaking assets that form the divestment package the Company agreed with the European Commission (‘EC’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A.

Assets included within the divestment package are: ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia), ArcelorMittal Piombino (Italy), ArcelorMittal Dudelange (Luxembourg) and several finishing lines at ArcelorMittal Liège (Belgium).

The total net consideration for the assets payable to ArcelorMittal is €740m. €610 million was received on 28 June. The Company is required to deposit €110 million in escrow to be used by Liberty for certain capital expenditure projects as part of the EC approval process.